Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-178081 January 24, 2013

Morgan Stanley ETF-MAP Index

Use of Simulated Returns

Back-testing and other statistical analyses provided herein use simulated analysis and hypothetical circumstances to estimate how the Index may have performed between January 2, 2003 and March 11, 2012, prior to its actual existence. The results obtained from such “back-testing” should not be considered indicative of the actual results that might be obtained from an investment in the Index. Morgan Stanley provides no assurance or guarantee that securities linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus. Because certain ETFs included in the Index Components existed for only a portion of the back-tested period, substitute data has been used for portions of the simulation. Wherever data for one or more ETFs did not exist, the simulation has included the value of each ETF’s benchmark index less the relevant current expense ratio. The purpose of this data substitution is to replicate as nearly as possible the returns that would have been expected had the ETF existed and tracked its relevant benchmark index.

Overview

The Morgan Stanley ETF-MAP1 Index (the “Index”) is a rules-based quantitative strategy (the “Index Methodology”) which uses modern portfolio theory principles and the related concept of efficient frontier to attempt to maximize returns for a given level of risk. The Index components consist of U.S.-listed exchange traded funds (“ETFs”) representing U.S. and non-U.S. equities, fixed income securities, commodities and cash (the “Index Components”). The level of the Index is determined by the weighted return of the optimized portfolio of Index Components (the “Asset Portfolio”) reduced, because this is an excess return index, by the return on an equivalent cash investment receiving the Federal Funds rate.

At each Monthly Rebalancing, the Index Methodology determines the optimal weightings of each component in the Asset Portfolio by analyzing historical returns and volatility for each Index Component and the historical correlation between each pair of components. In particular, the Index

Methodology seeks to determine the Asset Portfolio that had the maximum historical return with 5% annualized volatility during the prior 60-business day period.  The exposure of the Index to each market sector and the weighting of each Index Component are subject to limits as outlined below.

In addition, there is a Daily Allocation, based on a 5% volatility target (the “Volatility Target”), between the Asset Portfolio and cash.2 Accordingly, the exposure to the Asset Portfolio will be monitored and adjusted so that it generally equals the Volatility Target divided by the Realized Volatility (as defined below) of the Asset Portfolio.

A servicing cost of 0.50% per annum, calculated on a daily basis, and rebalancing costs of 0.03% per rebalance are deducted when calculating the performance of the Index. The rebalancing costs will apply to all Monthly Rebalancings and Daily Allocations, but only to the non-cash portion of the Asset Portfolio that is actually rebalanced.

1	ETF-MAP stands for “Exchange Traded Fund – Multi-Asset Portfolio”.
2
Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used by the market to assess the riskiness of the asset. There is no guarantee that the Index will achieve this Volatility Target level and the actual volatility of the Index shown in the retrospectively simulated historical data has often exceeded 5%. In addition, as the Index is long-only and will not use leverage, it may not be possible to achieve the Volatility Target during periods of very low volatility.

Reference Market Data • 60-Day Returns • 60-Day Volatility • 60-Day Correlation		Portfolio Weights • Foreign Equities A% • U.S. Equities B% • Bonds C% • Commodities D% • Cash E%

MS ETF-MAP Index Methodology • Investment Constraints: Maximum Weights For Each Sector and Index Component • Reallocation frequency • Volatility Target (5%) • Lookback for Historical Data

Key features of the Index include:

•	A rules-based, quantitative approach weights the Index Components to determine the Asset Portfolio with the maximum historical return with 5% volatility.

•	Liquid, price-transparent Index Components comprised entirely of U.S.-listed ETFs in U.S. and non-U.S. equities, fixed income securities, commodities, and cash.

•	A Daily Allocation based on a 5% Volatility Target attempts to reduce the impact of price fluctuations on the value of the Index and guard against market volatility.

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An Index Level that equals the weighted total return of the Asset Portfolio, including reinvested dividends, and cash and, because this is an “excess return” index, subtracts the return on an equivalent cash investment receiving the Federal Funds rate.

•	The Index Level is calculated daily by Morgan Stanley & Co. LLC (the “Calculation Agent”) and published on Bloomberg.

•	The Index is sponsored by Morgan Stanley & Co. LLC (the “Index Sponsor”).

Performance in the tables and graphs below is simulated from January 2, 2003 until March 11, 2012 and actual from March 12, 2012 (the inception date of the Index) onward.

Simulated and Actual Index Performance

Index Returns Graph: Change in Index Level	Index Volatility Graph: 12-Month Rolling Volatility
Index

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page 2 “Use of Simulated Returns”.

Index Returns1
	1/2/2003-12/31/2012	2003	2004	2005	2006	2007	2008	2009	2010	2011	20122
Returns	8.6%	21.3%	9.7%	3.2%	14.5%	8.6%	-3.0%	4.7%	14.1%	11.6%	3.6%
Volatility (annualized)	5.6%	5.9%	5.6%	5.8%	5.3%	6.1%	5.6%	5.1%	5.6%	6.0%	5.2%
Returns/Volatility	1.53	3.62	1.73	0.56	2.71	1.40	-0.53	0.92	2.51	1.94	0.70
Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter.
1  All returns except year-to-date 2012 returns are annualized.
2Year-to-date 2012 returns are not annualized (as of Nov 30, 2012).

Simulated and Actual Return, Risk and Allocation Data

Morgan Stanley ETF-MAP Index vs. Major Benchmark Indices

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page 2 “Use of Simulated Returns”.

Index Returns
	Morgan Stanley ETF-MAP Index	S&P 500 Index (Excess Return)	Barclays Aggregate Index (Excess Return)	MSCI World Index (Excess Return)	Dow Jones-UBS Commodity Index (Excess Return)
12 Month Return1	3.62%	15.83%	4.12%	16.43%	-1.14%
3 Year Return2 (Annualized)	9.64%	10.73%	6.06%	7.47%	-0.03%
5 Year Return3 (Annualized)	6.00%	1.16%	5.42%	-1.04%	-5.54%
Full Period Return4 (Annualized)	8.61%	4.81%	3.34%	5.92%	2.09%
Full Period Volatility (Annualized)	5.63%	20.82%	3.89%	17.93%	18.86%
Full Period Sharpe Ratio	1.53	0.23	0.86	0.33	0.11
Maximum Yearly Drawdown5	-9.4%	-52.0%	-5.7%	-55.3%	-57.1%

1	Returns for the Index are from Dec 31, 2011 to Dec 31, 2012 including simulated returns from Dec 31, 2011 to March 11, 2012 and actual returns thereafter.

2	Returns for the Index are from Dec 31, 2009 to Dec 31, 2012 including simulated returns from Dec 31, 2009 to March 11, 2012 and actual returns thereafter.

3	Returns for the Index are from Dec 31, 2007 to Dec 31, 2012 including simulated returns from Dec 31, 2007 to March 11, 2012 and actual returns thereafter.

4	Returns for the Index are from January 2, 2003 to Dec 31, 2012 including simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter.

5	Maximum peak-to-trough decline over rolling 12-month periods.

The chart below illustrates the Index allocations among sectors during the period January 2003 through December 2012. Data for the “cash” weighting represent that portion of the Asset Portfolio that is allocated to cash upon each Monthly Rebalance, and does not reflect the Daily Allocation feature.

Index Quarterly Asset Allocations

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page 2 “Use of Simulated Returns”.

The graph below compares the returns of the Index against the fixed-weight basket of the Index Components (the “Fixed Weight Basket”). While the Index adjusts for both volatility and optimization, the “Fixed Weight Basket (ER)” represents the excess return of the Fixed Weight Basket over the return of an equal cash investment. The Fixed Weight Basket has a static weight of each Index Component equal to its average weighting in the Asset Portfolio during the calculation period.

Index vs. Fixed-Weight Basket

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page 2 “Use of Simulated Returns”.

The chart below illustrates the “Sharpe Ratio”, based on annualized returns and annualized volatility, of the Index and each possible Index Component during the period January 2, 2003 to December 31, 2012. The Sharpe Ratio is generally defined as the excess of the return on an asset over a risk-free return, reflecting the Federal Funds rate, divided by the volatility of the return on the asset. In general, a higher Sharpe Ratio illustrates greater returns per each unit of risk assumed. In the chart, the Index and the “cash” Index Component are the only investment options whose Sharpe Ratio is greater than one. There can be no guarantee that the returns, volatility or Sharpe Ratio of the Index or the Index Components will continue to demonstrate the relationships demonstrated below, and in the future the Sharpe Ratio of any or all of the Index Components may exceed the Sharpe Ratio of the Index.

Morgan Stanley ETF-MAP Index Sharpe Ratio vs. Individual Index Component Sharpe Ratio

Data based on simulated returns from January 2, 2003 to March 11, 2012 and actual returns thereafter. See Page 2 “Use of Simulated Returns”.

Detailed Index Description

This section outlines the key steps in constructing the Index, including the timing and methodology of the Index calculation and adjustment. In general, the construction of the Asset Portfolio is based on the principles of modern portfolio theory and the efficient frontier. The fundamental premise of modern portfolio theory is that the weighting of assets in an investment portfolio should be based not only on the individual risk and return characteristics of each asset but also on each asset’s relationship, in terms of correlation, volatility and return, to the other portfolio components. The efficient frontier represents a set of portfolios constructed using modern portfolio theory concepts, each of which has a different risk and return profile. An investor choosing a portfolio from the “efficient frontier” should, the theory says, be maximizing returns for the chosen level of risk.

Monthly on the Rebalancing Selection Date (including the initial Rebalancing Selection Date), the Index Methodology is applied to determine the Asset Portfolio that had the maximum historical return with 5% annualized volatility during the prior 60-business day period. On the business day after the Rebalancing Selection Date (the “Rebalancing Date”), the weight of each Index Component is adjusted from its prior level and the new Asset Portfolio is formed.

Inputs to the Index Methodology include the historical returns and historical volatilities of each Index Component as well as the historical correlations between any two Index Components. All levels are calculated on an annualized basis over the preceding 60-business day calculation window, with more recent data emphasized for volatility and correlation calculations. The Index Methodology also applies pre-defined limits for Index Component weightings and sector exposures.

To calculate the Daily Allocation between the Asset Portfolio and cash, on each business day the Calculation Agent determines the realized volatility of the Asset Portfolio during the prior 30- and 90-day periods (the greater of which is the “Realized Volatility”). If the Realized Volatility exceeds 5.5%, the allocation to the Asset Portfolio will be decreased, with the objective of reducing Index volatility, and if the Realized Volatility is below 5%, the allocation to the Asset Portfolio may be increased. In each case, the Asset Portfolio allocation will generally equal the Volatility Target divided by the Realized Volatility, subject to a maximum of 100%.  For example, if the Realized Volatility is 7.5%, the allocation to the Asset Portfolio will equal the 5% Volatility Target divided by the 7.5% Realized Volatility, or 66.67%. Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used to express the riskiness of the asset. Note, however, that volatility does not identify the direction of the asset’s price movement.

Because the Realized Volatility metric used to determine exposure to the Asset Portfolio is the greater of 30- and 90-day volatility, Realized Volatility will increase more quickly when daily volatility increases, and Index exposure to the Asset Portfolio will be correspondingly reduced. Conversely, Realized Volatility will decrease more slowly when daily volatility decreases, resulting in a more gradual increase in allocations to the Asset Portfolio.

The Daily Allocations will only seek to adjust the volatility of the Index and will not attempt to optimize the asset allocations within the Asset Portfolio. Because the Index will not use leverage it may not be possible to achieve the Volatility Target of 5% during periods of very low volatility.

Index Rules

•	The maximum asset weightings on each Rebalancing Date for each market sector and for each Index Component within a given market sector are specified in the table below.

•	Asset weightings will not be rebalanced between Rebalancing Dates due to changes in market value of Index Components.

•	If between Rebalancing Dates the Realized Volatility exceeds 5.5% or falls below 5%, the allocation to the Asset Portfolio may be adjusted pursuant to the Daily Allocation as described above.

•	The allocation to the Asset Portfolio will equal the Volatility Target divided by the observed historical volatility, subject to a maximum of 100%.

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The sum of allocations to the Asset Portfolio and cash will not exceed 100%. Because the Index will not use leverage it may not be possible to achieve the Volatility Target of 5% during periods of very low volatility.

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The Index Level is determined by the weighted return of the Asset Portfolio reduced, because the index is excess return, by the return on an equivalent cash investment receiving the Federal Funds rate.

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A servicing cost of 0.50% per annum, calculated on a daily basis, and rebalancing costs of 0.03% per rebalance are deducted when calculating the Index Level. The rebalancing costs will apply to Monthly Rebalancings and Daily Allocations, but only to the non-cash portion of the Asset Portfolio that is actually rebalanced. Simulated and actual rebalancing costs between January 2, 2003 and December 31, 2012 have averaged approximately 0.37% per annum and the total costs that would have been deducted from the Index, comprising the sum of servicing and rebalancing costs, would have averaged approximately 0.87 % per annum during this period. These servicing and rebalancing costs are based on the simulated Index performance, as described above, and were calculated in the same manner as the current Index Methodology. The actual servicing and rebalancing costs applicable to the Index in the future will vary and may be less than or greater than these simulated costs.

Index Components

SECTOR AND MAXIMUM WEIGHT	ASSET CLASS	INDEX COMPONENTS	MAXIMUM ASSET WEIGHT
Cash 100%	Cash	Federal Funds Effective Rate	100%
Foreign Equity 50%	Developed Market Equities	iShares MSCI EAFE Index Fund	25%
	Emerging Market Equities	iShares MSCI Brazil Index Fund	20%
	Emerging Market Equities	iShares FTSE China 25 Index Fund	20%
	Emerging Market Equities	Market Vectors Russia ETF	20%
	Emerging Market Equities	WisdomTree India Earnings Fund	15%
	Emerging Market Equities	iShares MSCI South Korea Index Fund	15%
	Emerging Market Equities	iShares MSCI Taiwan Index Fund	15%
US Equity 30%	US Mid Cap	SPDR S&P MidCap 400 ETF Trust	30%
	US Small Cap	iShares Russell 2000 Index Fund	30%
	US Large Cap	iShares S&P 100 Index Fund	30%
Bonds 75%	Treasuries	iShares Barclays 20+ Year Treasury Bond Fund	50%
	High Yield Bonds	iShares iBOXX High Yield Corporate Bond Fund	50%
	Investment Grade Bonds	iShares iBOXX Investment Grade Corporate Bond Fund	50%
	Emerging Markets Bonds	iShares JP Morgan USD Emerging Markets Bond Fund	20%
Alternative Investments 50%	Gold	SPDR Gold Trust	30%
	Agriculture Related	Market Vectors Agribusiness ETF	15%
	Broad Commodities	PowerShares DB Commodity Index Tracking Fund	30%
	Real Estate	iShares Dow Jones U.S. Real Estate Index Fund	20%

Risks Associated With the Index

The following is a non-exhaustive list of certain key risk factors related to the Index and for investors in securities linked to the Index. For further discussion of these and other risks, you should read the relevant pricing supplement and prospectus or offering documents. You should also consult with your investment, legal, tax, accounting and other advisors in connection with the Index and any instrument linked to the Index.

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Low volatility in the Index is not synonymous with low risk in an investment linked to the Index. For example, even if the volatility of the Index was in line with the Volatility Target, the Index may decrease over time, which may result in a loss, and possibly a significant loss, on an investment linked to the Index.

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The Index’s portfolio of Index Components is varied and represents a number of different asset classes in a number of different sectors.  Prospective investors should be experienced with respect to, and be able to evaluate and understand the risks of (either alone or with the investor’s investment, legal, tax, accounting and other advisors), transactions in investments the value of which is derived from different asset classes and sectors.

The value of the Index and any instrument linked to the Index may increase or decrease due to a number of factors, many of which are beyond our control.  The nature and weighting of the Index Components can vary significantly, and no assurance can be given as to the Index’s allocation to any Index Component at any time.

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While the Index has a Volatility Target of 5%, there can be no guarantee, even if the allocation to the Asset Portfolio is adjusted as frequently as is permitted (i.e., daily), that the realized volatility of the Index will not be less than or greater than 5%. In fact, the historical volatility of the Index, based on simulated returns, has generally been between 5% and 6%.

•	There can be no assurance that the actual volatility of the Index will be lower than the volatility of any or all of the Index Components.

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The future performance of the Index may bear little or no relation to the historical performance of the Index. The trading prices of the Index Components and the dividends paid on those Index Components will impact the level and the volatility of the Index. As a result, it is impossible to predict whether the level of the Index will rise or fall.

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The Index was established on March 12, 2012 and therefore has a limited history. As such, retrospective historical performance for periods prior to the establishment of the Index has been simulated and must be considered illustrative only. For this and other reasons, the historical data may not reflect future performance and no assurance can be give as to the level of the Index at any time.

•	As the Index is new and historical performance data exist only since March 12, 2012, any investment in the Index may involve greater risk than an investment in an index with a proven track record.

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Excess Return Index Level is Less Than Return on Weighted Asset Portfolio:  The level of the Index is calculated as the excess of the weighted return of the Asset Portfolio over an equivalent cash investment receiving the Federal Funds rate.  As a result, the level of the Index reflects a deduction of the Federal Funds rate that would apply to such a cash investment, and is less than the return on the weighted Asset Portfolio. Changes in the Federal Funds rate will affect the value of the Index. In particular, an increase in the Federal Funds rate will negatively affect the value of the Index.

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Retrospective Index Calculation: Index returns for periods prior to the inception date of the Index, March 12, 2012, have been retrospectively simulated by the Index Sponsor on a hypothetical basis. All prospective investors should be aware that a retrospective simulation means that no actual investment which allowed a tracking of the performance of the Index existed at any time during the period of the retrospective simulation. The methodology and the Index used for the calculation and retrospective simulation of the Index has been developed with the advantage of hindsight. In reality it is not possible to invest with the advantage of hindsight and therefore this performance comparison is purely theoretical.

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Data Used to Simulate Returns: The performances of the Index and some of the component data have been retrospectively simulated for the period from January 2, 2003 to March 11, 2012. Because certain ETFs included in the Index Components existed for only a portion of this period, substitute data has been used for portions of the simulation. For any period during which data for one or more ETFs did not exist, the historical simulation has included the value of each ETF’s benchmark index less the relevant ETF’s current expense ratio. The purpose of this data substitution is to replicate as nearly as possible the returns that would have been expected had the ETF existed and tracked its relevant benchmark index.

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Index Performance: The level of the Index can go down as well as up. Any investment linked or related to the Index may not necessarily be the same as an investment in the constituents of that Index at that time. An investment may also involve currency exchange risk between the currency of an Index and the currencies of its constituents. Past performance (actual or simulated) is no guide to future performance.

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Index Sponsor and Calculation Agent: Morgan Stanley & Co. LLC as Index Sponsor and Calculation Agent retains the final discretion as to the manner in which the Index is calculated and constructed. The methodology may change without prior notice and such changes may affect the value of the Index. The Calculation Agent’s calculations and determinations in relation to the Index shall be binding in the absence of manifest error.

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Reliance on Information: Unless otherwise stated, all calculations are based on information obtained from various publicly-available sources. Morgan Stanley has relied on these sources and not independently verified the information extracted from these sources.  Morgan Stanley shall not be liable in any way for any calculations it performs in reliance on such information. The information used to undertake the Monthly Rebalancing will be the most up-to-date information available.

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Research: Morgan Stanley may issue research reports on securities that are, or may become, constituents of an Index Component or on an Index Component. These reports are entirely independent of the Calculation Agent’s obligations hereunder. Morgan Stanley will be under no obligation to make any adjustments to the Index or to reflect any change in outlook by Morgan Stanley Research.

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Conflicts of Interest: Morgan Stanley and its affiliates may from time to time engage in transactions involving constituents of an Index Component or one of the Index Components for their proprietary accounts and/or for accounts of their clients, may act as market-maker in such constituents and/or be providing underwriting, banking, advisory or other services to the issuers of such constituents. Such activities may not be for the benefit of the holders of investments related to the Index and may have a positive or negative effect on the value of the constituents or Index Components and consequently on the value of the Index. In addition, Morgan Stanley and its affiliates may from time to time act in other capacities, such as the issuer of investments, advisor thereof, calculation agent or index sponsor. Morgan Stanley and its affiliates may also issue derivative instruments in respect of such constituents or Index Components and the use of such derivatives may affect the value of the constituents or the Index. In its role in relation to investments linked to the Index, Morgan Stanley or its affiliates may enter into hedging transactions in respect of the constituents or related instruments which may or may not affect the value of such constituents or Index Components. In addition, the unwinding of such hedging transactions may also affect the value of such constituents or Index Components, which may in turn affect the value of the Index. Such activities may present conflicts of interest which may affect the level of the Index.

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Important Information: This information has been prepared solely for informational purposes. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of transactions conforming to the terms hereof. We do not undertake to update this information.  Certain assumptions may have been made in the analysis that resulted in any information and returns/results detailed herein. No representation is made that any results/returns indicated would be achieved or that all assumptions in achieving these returns have been considered or stated.  Changes to the assumptions may have a material impact on any results/returns detailed.  Morgan Stanley and its affiliates disclaim any and all liability relating to this information, including without limitation any express or implied representations or warranties for statements contained in, and omissions from, this information.  Additional information is available on request.  Morgan Stanley and others associated with it may deal as principal in or own or act as market maker for securities and instruments mentioned herein or of issuers mentioned herein and may also advise or seek to advise issuers of such securities and instruments.  Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.  Morgan Stanley does not give investment, tax, accounting and legal or regulatory advice and prospective investors should consult with their professional advisors. This communication is a marketing communication; it is not a product of Morgan Stanley’s Research Department and should not be regarded as a research recommendation.  Unless indicated, these views are the author’s and may differ from those of Morgan Stanley research analysts or others in the firm. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation.  For additional information, research reports and important disclosures, see https://secure.ms.com.

•	The Index is the exclusive property of Morgan Stanley.

“Morgan Stanley ETF-MAP Index” is a Morgan Stanley proprietary index.  Any use of this Index or its name must be with the written consent of Morgan Stanley.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for any offerings to which these materials relate. Before you invest in any offering of securities by Morgan Stanley, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that Morgan Stanley will file with the SEC relating to such offering for more complete information about Morgan Stanley and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus if you request by calling toll-free 1-800-584-6837. To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus. Investment in securities linked to the Index is not equivalent to an investment in the Index.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, you should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to your particular circumstances. This free writing prospectus contains market data from various sources other than Morgan Stanley and its affiliates, and, accordingly, neither Morgan Stanley nor any of its affiliates make any representation or warranty as to the market data’s accuracy or completeness. All information is subject to change without notice. Morgan Stanley and its affiliates may make a market or deal as principal in securities referencing the Index or in options, futures or other derivatives based thereon. Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the Index will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

This material is not a product of Morgan Stanley Research Departments. Investments in securities referencing the Index may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Morgan Stanley and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. Morgan Stanley is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a Morgan Stanley entity qualified in their home jurisdiction unless governing law permits otherwise.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”).  The Index is not sponsored, endorsed, sold, or promoted by BTC.  BTC makes no representations or warranties to the owners of the Index or any member of the public regarding the advisability of investing in any investment linked to the Index.  BTC has no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

“PowerShares®” is a registered trademark of Invesco PowerShares Capital Management LLC (“Invesco PowerShares”). The Index is not sponsored, endorsed, sold, or promoted by Invesco PowerShares or DB Commodity Services LLC (“DB Commodity Services”). Invesco PowerShares and DB Commodity Services make no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. Invesco PowerShares and DB Commodity Services have no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

Market VectorsSM is a service mark Van Eck Associates Corporation (“Van Eck”). The Index is not sponsored, endorsed, sold, or promoted by Van Eck.  Van Eck makes no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

“S&P®”, “S&P 500®” and “SPDR®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”). The Index is not sponsored, endorsed, sold, or promoted by S&P or the SPDR® S&P MidCap 400® ETF Trust or the SPDR® Gold Trust (together, the “Trusts”). S&P and the Trusts make no representations or warranties to the owners of any investment linked to the Index or any member of the public regarding the advisability of investing in any investment linked to the Index. S&P and the Trusts have no obligation or liability in connection with the operation, marketing, trading or sale of any investment linked to the Index.

© 2012 Morgan Stanley

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